UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)
(Amendment No. 15)*
REVLON, INC.
(Name of Issuer)
Class A Common Stock, par value $0.01 per share
(Title of Classes of Securities)
761525609
(CUSIP Number of Classes of Securities)
FRANCES TOWNSEND
VICE CHAIRMAN, GENERAL COUNSEL AND CHIEF ADMINISTRATIVE OFFICER
MACANDREWS & FORBES INCORPORATED
35 EAST 62ND STREET
NEW YORK, NEW YORK 10065
(212) 572-8600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 11, 2020
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ◻
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Ronald O. Perelman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON The ROP Revocable Trust dated 1/9/2018
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Incorporated
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON REV Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON Mafco Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON MFV Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON SGMS Acquisition Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON DBX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON NDX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON MacAndrews & Forbes Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON SGMS Acquisition Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON Perelman Trust Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 4,546,352 shares of Class A Common Stock
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 4,546,352 shares of Class A Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,546,352 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON RLX Holdings One LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON RLX Holdings Two LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON RLX Holdings Three LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

1	NAME OF REPORTING PERSON RLX Holdings Four LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares of Class A Common Stock
	8	SHARED VOTING POWER 46,223,321 shares of Class A Common Stock (1)
	9	SOLE DISPOSITIVE POWER 0 shares of Class A Common Stock
	10	SHARED DISPOSITIVE POWER 46,223,321 shares of Class A Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,223,321 shares of Class A Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 86.7% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO
(1)	The information set forth in Item 5 is incorporated herein by reference.
(2)	Calculation based on 53,333,074 shares of Class A Common Stock outstanding as of November 12, 2020.

This Amendment No. 15 to Schedule 13D (“Amendment No. 15”), which amends and supplements the statement on Schedule 13D, dated October 8, 2009, as amended and supplemented by Amendment No. 1 thereto dated October 8, 2013, Amendment No. 2 thereto dated January 14, 2016, Amendment No. 3 thereto dated August 17, 2016, Amendment No. 4 thereto dated May 9, 2017, Amendment No. 5 thereto dated June 9, 2017, Amendment No. 6 thereto dated June 21, 2017, Amendment No. 7 thereto dated August 9, 2017, Amendment No. 8 thereto dated September 18, 2017, Amendment No. 9 thereto dated September 22, 2017, Amendment No. 10 thereto dated September 20, 2018, Amendment No. 11 thereto dated March 22, 2019, Amendment No. 12 thereto dated August 16, 2019, Amendment No. 13 thereto dated November 8, 2019 and Amendment No. 14 thereto dated September 17, 2020 (as amended, the “Schedule 13D”), is being filed with the Securities and Exchange Commission by Mr. Ronald O. Perelman, The ROP Revocable Trust dated 1/9/2018, a New York trust, MacAndrews & Forbes Incorporated, a Delaware corporation (“MacAndrews & Forbes”), REV Holdings LLC, a Delaware limited liability company, Mafco Four LLC, a Delaware limited liability company, MFV Holdings One LLC, a Delaware limited liability company, SGMS Acquisition Two LLC, a Delaware limited liability company, DBX Holdings One LLC, a Delaware limited liability company, NDX Holdings One LLC, a Delaware limited liability company, MacAndrews & Forbes Group, LLC, a Delaware limited liability company, SGMS Acquisition Three LLC, a Delaware limited liability company, Perelman Trust Company, LLC, a Delaware limited liability company, RLX Holdings One LLC, a Delaware limited liability company, RLX Holdings Two LLC, a Delaware limited liability company, RLX Holdings Three LLC, a Delaware limited liability company and RLX Holdings Four LLC, a Delaware limited liability company (each of the foregoing, a “Reporting Person,” and collectively, the “MacAndrews & Forbes Reporting Persons”) relating to the shares of Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Revlon, Inc., a Delaware corporation (the “Company”).

Capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D unless otherwise defined herein.

Item 4. Purpose of Transaction
The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented with the following information:

On October 23, 2020, Revlon Consumer Products Corporation (“Products Corporation”), the direct wholly-owned operating subsidiary of the Issuer, commenced an amended exchange offer (as amended, the “Exchange Offer”) to exchange any and all of its outstanding 5.75% Senior Notes due 2021 (the “5.75% Senior Notes”). For each $1,000 principal amount of 5.75% Senior Notes validly tendered, each holder will receive either, at its option, (i) $275 in cash (plus a $50 early tender/consent fee payable if such 5.75% Senior Notes were tendered at or before 11:59 p.m. New York City time on November 5, 2020 (the “Early Tender Deadline”)), for an aggregate of $325 in cash, or (ii) a combination of (1) $200 in cash (plus a $50 early tender/consent fee payable if such 5.75% Senior Notes were tendered at or before the Early Tender Deadline), for an aggregate of $250 in cash, plus, (2) (A) its pro rata share of $50,000,000 aggregate principal amount of new asset-backed term loans (“Asset-Backed Term Loans”) and (B) its pro rata share of $75,000,000 aggregate principal amount of new second-lien term loans (“Second-Lien Term Loans”), if the holder met certain eligibility criteria (the “Mixed Consideration”). On November 6, 2020, Products Corporation announced that it was extending the Early Tender Deadline of the Exchange Offer from 11:59 p.m. New York City time on Thursday, November 5, 2020 to 11:59 p.m. New York City time on Tuesday, November 10, 2020, which is the expiration time (the “Expiration Time”) of the Exchange Offer. The terms of the Exchange Offer provide that all holders who validly tender their 5.75% Senior Notes prior to the Expiration Time will be eligible to receive the $50 early tender/consent fee.

In transactions with various holders of 5.75% Senior Notes occurring during the week of November 9, 2020, MacAndrews & Forbes acquired for aggregate consideration of approximately $42 million in cash (i) $15.5 million of aggregate principal amount of 5.75% Senior Notes which MacAndrews & Forbes tendered into the Exchange Offer and (ii) the rights to the Mixed Consideration to be received in respect of certain of such holders’ 5.75% Senior Notes tendered by such holders in the Exchange Offer, which transactions collectively resulted in MacAndrews & Forbes receiving (upon consummation of the Exchange Offer) an aggregate of approximately $6 million in cash, $11.5 million of principal amount of the Asset-Backed Term Loans and $17.3 million of principal amount of the Second-Lien Term Loans.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D/A is true, complete and correct.
Dated: November 13, 2020
/s/ Ronald O. Perelman
Ronald O. Perelman
THE ROP REVOCABLE TRUST DATED 1/9/2018
By: /s/ Ronald O. Perelman
Name: Ronald O. Perelman
Title: Trustee
MACANDREWS & FORBES INCORPORATED
REV HOLDINGS LLC
MAFCO FOUR LLC
MFV HOLDINGS ONE LLC
SGMS ACQUISITION TWO LLC
DBX HOLDINGS ONE LLC
NDX HOLDINGS ONE LLC
MACANDREWS & FORBES GROUP, LLC
SGMS ACQUISITION THREE LLC
RLX HOLDINGS ONE LLC
RLX HOLDINGS TWO LLC
RLX HOLDINGS THREE LLC
RLX HOLDINGS FOUR LLC
By: /s/ Jeffrey A. Brodsky
Name: Jeffrey A. Brodsky
Title: Chief Financial Officer
PERELMAN TRUST COMPANY, LLC
By: MacAndrews & Forbes Incorporated, its managing member

/s/ Jeffrey A. Brodsky
Name: Jeffrey A. Brodsky
Title: Chief Financial Officer